Issuer Free Writing Prospectus

May 13, 2008

Filed pursuant to Rule 433

Registration No. 333-150824

JA SOLAR HOLDINGS CO., LTD.

Concurrent Offerings of

$350,000,000

aggregate principal amount of

4.50% Senior Convertible Notes due 2013

(the “Notes Offering”)

and

13,125,520 Borrowed American Depositary Shares

(the “Borrowed ADS Offering”)

This free writing prospectus relates only to the Notes Offering of the Issuer’s 4.50% Senior Convertible Notes due 2013 (the “Notes”) and the Borrowed ADS Offering of the Issuer’s American depositary shares (the “ADSs”; as of the date of this free writing prospectus, each ADS represents one ordinary share of the Issuer) and should be read together with (1) the preliminary prospectus supplement dated May 12, 2008 relating to the Notes Offering (the “Notes Preliminary Prospectus Supplement”) and accompanying prospectus dated May 12, 2008 (the “Base Prospectus”), including the documents incorporated by reference in the Notes Preliminary Prospectus Supplement and (2) the preliminary prospectus supplement dated May 12, 2008 relating to the Borrowed ADS Offering (the “Borrowed ADS Preliminary Prospectus Supplement”) and the Base Prospectus, including the documents incorporated by reference in the Borrowed ADS Preliminary Prospectus Supplement.

All references to “$” herein are to United States dollars.

Issuer

Issuer:	JA Solar Holdings Co., Ltd., a company incorporated under the laws of the Cayman Islands with limited liability

ADS Trading:	Nasdaq GM: JASO

The Notes Offering

Title of Securities:	4.50% Senior Convertible Notes due 2013 (the “Notes”)

Aggregate Principal Amount:	$350 million

Underwriters’ Option to Purchase Additional Notes:	Up to $50 million

Issue Price:	100%

Maturity:	May 15, 2013, unless earlier converted, repurchased or redeemed

Annual Interest Rate:	4.50%

Interest Payment Dates:	May 15 and November 15 of each year, beginning on November 15, 2008

Initial Borrowed ADS Offering Price:	$23.00 per ADS

Conversion Premium over the Initial Borrowed ADS Offering Price:	32.5%

Conversion Price:	Approximately $30.475 per ADS

Conversion Rate (subject to adjustment):	32.8138 ADSs per $1,000 principal amount of Notes

Increase to Conversion Rate upon Certain Types of Fundamental Changes (subject to adjustment):	If and only to the extent a holder converts its Notes in connection with a non-stock change of control (as defined in the Notes Preliminary Prospectus Supplement under “Description of the Notes—Conversion Rights—Adjustment to Conversion Rate Upon a Non-Stock Change of Control”), the Issuer will increase the conversion rate by a number of additional ADSs that will be determined by reference to the following table.

	ADS Price
Adjustment Date	$23.00	$27.50	$30.48	$35.00	$39.62	$45.00	$50.00	$55.00	$60.00	$65.00	$70.00	$75.00	$80.00	$85.00
May 19, 2008	10.6644	7.6605	6.3088	4.8455	3.8181	2.9899	2.4454	2.0424	1.7360	1.4978	1.3084	1.1549	1.0288	0.9237
May 15, 2009	10.6644	6.9005	5.4984	4.0195	3.0193	2.2487	1.7667	1.4268	1.1802	0.9964	0.8563	0.7467	0.6589	0.5880
May 15, 2010	10.6644	6.0404	4.5019	2.9370	1.9457	1.2498	0.8633	0.6233	0.4710	0.3714	0.3051	0.2589	0.2253	0.2001
May 15, 2011	10.6644	5.4318	3.5016	1.4157	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
May 15, 2012	10.6644	5.3975	3.4017	1.3443	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
May 15, 2013	10.6644	3.3428	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If the ADS price is in excess of $85.00 per ADS or less than $23.00 per ADS (in each case, subject to adjustment), the conversion rate will not be increased. In no event will the total number of ADSs issuable upon conversion exceed 43.4782 per $1,000 principal amount of the Notes, subject to adjustment in the same manner as the conversion rate.

Net Proceeds (estimated):	The net proceeds from this offering of Notes, after deducting the underwriters’ discounts, estimated offering expenses and the cost of the capped call transactions with the counterparties, will be approximately $311.0 million (or approximately $355.8 million if the underwriters exercise their option to purchase additional Notes in full).

Underwriting Discounts and Commissions per Note:	$22.50

Aggregate Underwriting Discounts and Commissions:	$7,875,000 ($9,000,000 if the underwriters exercise their option to purchase additional Notes in full).

Capped Call Transactions:	See Capped Call Transactions Below

Notes CUSIP:	466090 AA5

Notes ISIN:	US466090AA51

Clearing:	The Depository Trust Company and its direct and indirect participants, including Clearstream Banking, S.A. Luxembourg and Euroclear Bank S.A/N.V. as operator of the Euroclear System

Ratings:	Not rated

Pricing Date:	May 13, 2008

Settlement Date:	May 19, 2008

Joint Book-Running Managers:	Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC

Co-Managers:	Needham & Company, LLC and Piper Jaffray & Co.

The Borrowed ADS Offering

Number of Borrowed ADSs Offered by the Preliminary Borrowed ADS Prospectus Supplement:	Up to 13,125,520 ADSs

Number of Borrowed ADSs Offered by the ADS Borrowers at the Initial Borrowed ADS Offering Price:	6,590,312 ADSs

Closing Sale Price of the ADSs on the Pricing Date:	$23.70 per ADS

Initial Borrowed ADS Offering Price:	$23.00 per ADS

Net Proceeds from Borrowed ADSs:	The ADS Borrowers will receive all of the proceeds from the sale of the Borrowed ADSs. The Issuer will not receive any proceeds from the sale of the Borrowed ADSs in the Borrowed ADS Offering, but the Issuer will receive a nominal lending fee from the ADS Borrowers.

Underwriting Discounts and Commissions per Borrowed ADS:	$0

Aggregate Underwriting Discounts and Commissions for the Borrowed ADS Offering:	$0

Capped Call Transactions	See Capped Call Transactions Below

Pricing Date:	May 13, 2008

Settlement Date:	May 19, 2008

Borrowed ADS Offering Joint Book-Running Managers:	Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC

Capped Call Transactions

Cap Price in Capped Call Transactions:	$37.375, which is 62.5% higher than the Initial Borrowed ADS Offering Price

The Issuer has filed a registration statement (including the Base Prospectus) with the SEC for the Notes Offering and the Borrowed ADS Offering to which this communication relates. Before you invest, you should read the Notes Preliminary Prospectus Supplement and/or Borrowed ADS Preliminary Prospectus Supplement, as applicable, and the Base Prospectus in the registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the Notes Offering and the Borrowed ADS Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offerings will arrange to send you the applicable prospectus supplement and the Base Prospectus if you request it by calling Lehman Brothers Inc. toll-free at 1-888-603-5847 or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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